WAL★MART
MEXICO

FILE N°
82-4609

05011774

RECEIVED
2005 OCT 17 A 11:09

SUPPL

October 12, 2005

Mr. Paul Dudek, Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Ladies and Gentlemen:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the information of Wal-Mart de Mexico, S.A. de C.V., which was delivered to the Mexican Stock Exchange as follows:

- The consolidated financial statements for third quarter 2005.
- Press release reports results for the third quarter 2005 and September 2005 sales.
- Press release Wal-Mart de Mexico updates 2005 openings program.
- Report on shares repurchase for September 2005.
- Press release Wal-Mart de Mexico has agreed to lease Chalita five stores.

Sincerely,

PROCESSED
OCT 19 2005
THOMSON FINANCIAL

Jorge Muñoz Lopez
Accounting Director

The above-mentioned material is enclosed.

ADMINISTRATIVE OFFICES:

- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 TEL. 5328-35-00
- BLVD. AVILA CAMACHO N° 487 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 TEL. 5395-10-88

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** Quarter: 3 Year: **2005**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N°
82-4609

CONSOLIDATED FINANCIAL STATEMENT
AT SEPTEMBER 30 OF 2005 AND 2004
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**74,503,131**	**100**	**69,319,051**	**100**
2	**CURRENT ASSETS**	**25,427,251**	**34**	**23,562,328**	**34**
3	CASH AND SHORT-TERM INVESTMENTS	9,379,190	13	9,225,191	13
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	421,679	1	389,011	1
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	1,497,375	2	1,466,652	2
6	INVENTORIES	13,730,674	18	12,094,119	17
7	OTHER CURRENT ASSETS	398,333	1	387,355	1
8	**LONG-TERM**	**0**	**0**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**49,075,880**	**66**	**45,756,723**	**66**
13	PROPERTY	47,439,665	64	44,425,762	64
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	18,371,394	25	17,423,105	25
16	ACCUMULATED DEPRECIATION	18,887,506	25	17,457,328	25
17	CONSTRUCTION IN PROGRESS	2,152,327	3	1,365,184	2
18	**DEFERRED ASSETS (NET)**	**0**	**0**	**0**	**0**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**25,709,106**	**100**	**23,764,160**	**100**
21	**CURRENT LIABILITIES**	**20,773,428**	**81**	**17,870,776**	**75**
22	SUPPLIERS	15,928,672	62	14,178,765	60
23	BANK LOANS	0	0	0	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	945,848	4	305,446	1
26	OTHER CURRENT LIABILITIES	3,898,908	15	3,386,565	14
27	**LONG-TERM LIABILITIES**	**0**	**0**	**0**	**0**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**4,739,151**	**18**	**5,742,527**	**24**
32	**OTHER LIABILITIES**	**196,527**	**1**	**150,857**	**1**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**48,794,025**	**100**	**45,554,891**	**100**
34	**MINORITY INTEREST**				
35	**MAJORITY INTEREST**	**48,794,025**	**100**	**45,554,891**	**100**
36	**CONTRIBUTED CAPITAL**	**16,699,580**	**34**	**15,083,382**	**33**
37	PAID-IN CAPITAL STOCK (NOMINAL)	8,866,185	18	6,912,206	15
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	7,737,740	16	7,865,033	17
39	PREMIUM ON SALES OF SHARES	95,655	0	306,143	1
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**32,094,445**	**66**	**30,471,509**	**67**
42	RETAINED EARNINGS AND CAPITAL RESERVE	36,095,938	74	35,257,442	77
43	REPURCHASE FUND OF SHARES	0	0	289,604	1
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(9,837,785)	(20)	(9,491,376)	(21)
45	NET INCOME FOR THE YEAR	5,836,292	12	4,415,839	10

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** Quarter: 3 Year: 2005
WAL - MART DE MEXICO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

FILE N° 82-4609

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**9,379,190**	**100**	**9,225,191**	**100**
46	CASH	62,577	1	49,426	1
47	SHORT-TERM INVESTMENTS	9,316,613	99	9,175,765	99
18	**DEFERRED ASSETS (NET)**	**0**	**100**	**0**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**20,773,428**	**100**	**17,870,776**	**100**
52	FOREING CURRENCY LIABILITIES	1,656,010	8	978,099	5
53	MEXICAN PESOS LIABILITIES	19,117,418	92	16,892,677	95
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**3,898,908**	**100**	**3,386,565**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	3,898,908	100	3,386,565	100
27	**LONG-TERM LIABILITIES**	**0**	**100**	**0**	**100**
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**4,739,151**	**100**	**5,742,527**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	4,739,151	100	5,742,527	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**196,527**	**100**	**150,857**	**100**
68	RESERVES	49,442	25	47,266	31
69	OTHER LIABILITIES	147,085	75	103,591	69
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(9,837,785)**	**(100)**	**(9,491,376)**	**(100)**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	(9,837,785)	(100)	(9,491,376)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** Quarter: 3 Year: 2005
WAL - MART DE MEXICO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

FILE N°
82-4609

Final printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	4,653,823	5,691,552
73	PENSIONS FUND AND SENIORITY PREMIUMS	195,282	174,666
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	123,033	110,755
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	4,342,789,635	4,405,331,032
78	REPURCHASED SHARES (*)	80,930,400	68,598,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **3** YEAR: **2005**

WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

CONSOLIDATED EARNINGS STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2005 AND 2004
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**113,018,303**	**100**	**99,798,245**	**100**
2	COST OF SALES	89,165,006	79	78,965,922	79
3	**GROSS INCOME**	**23,853,297**	**21**	**20,832,323**	**21**
4	OPERATING EXPENSES	16,287,014	14	14,733,783	15
5	**OPERATING INCOME**	**7,566,283**	**7**	**6,098,540**	**6**
6	TOTAL FINANCING COST	(998,735)	(1)	(686,812)	(1)
7	**INCOME AFTER FINANCING COST**	**8,565,018**	**8**	**6,785,352**	**7**
8	OTHER FINANCIAL OPERATIONS	227,458	0	194,545	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**8,337,560**	**7**	**6,590,807**	**7**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	2,501,268	2	2,174,968	2
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**5,836,292**	**5**	**4,415,839**	**4**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**5,836,292**	**5**	**4,415,839**	**4**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**5,836,292**	**5**	**4,415,839**	**4**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**5,836,292**	**5**	**4,415,839**	**4**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**5,836,292**	**5**	**4,415,839**	**4**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **3** YEAR: **2005**
WAL - MART DE MEXICO, S.A. DE C.V.

CONSOLIDATED EARNINGS STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

FILE N°
82-4609

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL Amount	%
1	**NET SALES**	**113,018,303**	**100**	**99,798,245**	**100**
21	DOMESTIC	113,018,303	100	99,798,245	100
22	FOREING	0	0	0	0
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**(998,735)**	**100**	**(686,812)**	**100**
24	INTEREST PAID	0	0	0	0
25	EXCHANGE LOSSES	0	0	0	0
26	INTEREST EARNED	894,850	90	552,263	80
27	EXCHANGE PROFITS	23,209	2	11,100	2
28	GAIN DUE TO MONETARY POSITION	(80,676)	(8)	(123,449)	(18)
42	LOSS BY CHANGES IN UDI'S	0	0	0	0
43	GAIN BY CHANGES IN UDI'S	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**227,458**	**100**	**194,545**	**100**
29	OTHER NET EXPENSES (INCOME) NET	227,458	100	194,545	100
30	(PROFIT) LOSS ON SALES OF OWM SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALES OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**2,501,268**	**100**	**2,174,968**	**100**
32	INCOME TAX	2,699,481	108	1,752,114	81
33	DEFERRED INCOME TAX	(233,254)	(9)	405,110	19
34	WORKERS' PROFIT SHARING	35,041	1	17,744	1
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **3** YEAR: **2005**

FILE N°
82-4609

CONSOLIDATED EARNINGS STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	0	0
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	156,095,915	138,904,565
39	OPERATION INCOME (**)	11,164,438	9,377,837
40	NET INCOME OF MAYORITY INTEREST(**)	9,386,455	6,946,226
41	NET CONSOLIDATED INCOME(**)	9,386,455	6,946,226

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **3** YEAR: **2005**

WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

CONSOLIDATED EARNINGS STATEMENT QUARTER
FROM JULY THE 1st TO SEPTEMBER 30 OF 2005 AND 2004
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**38,818,844**	**100**	**33,852,199**	**100**
2	COST OF SALES	30,627,211	79	26,751,926	79
3	**GROSS INCOME**	**8,191,633**	**21**	**7,100,273**	**21**
4	OPERATING EXPENSES	5,549,404	14	5,032,012	15
5	**OPERATING INCOME**	**2,642,229**	**7**	**2,068,261**	**6**
6	TOTAL FINANCING COST	(356,469)	(1)	(229,952)	(1)
7	**INCOME AFTER FINANCING COST**	**2,998,698**	**8**	**2,298,213**	**7**
8	OTHER FINANCIAL OPERATIONS	140,342	0	64,416	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**2,858,356**	**7**	**2,233,797**	**7**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	857,509	2	737,154	2
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**2,000,847**	**5**	**1,496,643**	**4**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**2,000,847**	**5**	**1,496,643**	**4**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**2,000,847**	**5**	**1,496,643**	**4**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**2,000,847**	**5**	**1,496,643**	**4**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**2,000,847**	**5**	**1,496,643**	**4**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **3** YEAR: **2005**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N°
82-4609

CONSOLIDATED EARNINGS STATEMENT QUARTER
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**38,818,844**	**100**	**33,852,199**	**100**
21	DOMESTIC	38,818,844	100	33,852,199	100
22	FOREING	0	0	0	0
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**(356,469)**	**100**	**(229,952)**	**100**
24	INTEREST PAID	0	0	0	0
25	EXCHANGE LOSSES	-	0	22,955	10
26	INTEREST EARNED	300,548	84	184,282	80
27	EXCHANGE PROFITS	12,687	4	-	0
28	GAIN DUE TO MONETARY POSITION	(43,234)	(12)	(68,625)	(30)
42	LOSS BY CHANGES IN UDI'S	0	0	0	0
43	GAIN BY CHANGES IN UDI'S	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**140,342**	**100**	**64,416**	**100**
29	OTHER NET EXPENSES (INCOME) NET	140,342	100	64,416	100
30	(PROFIT) LOSS ON SALES OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALES OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**857,509**	**100**	**737,154**	**100**
32	INCOME TAX	1,021,445	119	599,514	81
33	DEFERRED INCOME TAX	(175,942)	(21)	131,972	18
34	WORKERS' PROFIT SHARING	12,006	1	5,668	1
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE: **WALMEX** Quarter: 3 Year: 2005

WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2005 AND 2004

(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**5,836,292**	**4,415,839**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	2,071,805	2,346,737
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**7,908,097**	**6,762,576**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	-1,113,817	-2,717,609
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**6,794,280**	**4,044,967**
6	CASH FLOW FROM EXTERNAL FINANCING	0	0
7	CASH FLOW FROM INTERNAL FINANCING	-4,198,640	-3,083,227
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**-4,198,640**	**-3,083,227**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**-5,266,451**	**-4,323,552**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	-2,670,811	-3,361,812
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	12,050,001	12,587,003
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	9,379,190	9,225,191

STOCK EXCHANGE CODE: **WALMEX** Quarter: 3 Year: 2005
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**2,071,805**	**2,346,737**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	2,341,525	1,981,368
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	23,121	20,505
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(292,841)	344,864
40	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING	0	0
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(1,113,817)**	**(2,717,609)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	55,003	265,632
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(1,753,660)	(911,709)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(40,932)	(42,706)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(363,962)	(1,755,060)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	989,734	(273,766)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**0**	**0**
23	+SHORT-TERM BANK AND STOCK MARKET FINANCING	0	0
24	+LONG-TERM BANK AND STOCK MARKET FINANCING	0	0
25	+DIVIDEND RECEIVED	0	0
26	+OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(4,198,640)**	**(3,083,227)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(3,664,460)	(2,599,310)
31	(-) DIVIDENDS PAID	(534,180)	(483,917)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(5,266,451)**	**(4,323,552)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(5,025,253)	(4,374,783)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+SALE OF TANGIBLE FIXED ASSETS	217,311	327,291
39	+ (-) OTHER ITEMS	(458,509)	(276,060)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **3** YEAR:**2005**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N°
82-4609

RATIOS
CONSOLIDATED INFORMATION

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	5.16 %	4.42 %
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	19.24 %	15.25 %
3	NET INCOME TO TOTAL ASSETS (**)	12.60 %	10.02 %
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	6.71 %	8.29 %
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	1.38 %	2.80 %
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	2.10 times	2.00 times
7	NET SALES TO FIXED ASSETS (**)	3.18 times	3.04 times
8	INVENTORIES ROTATION (**)	9.72 times	9.68 times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	1 days	1 days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00 %	0.00 %
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	34.51 %	34.28 %
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.53 times	0.52 times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	6.44 %	4.12 %
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00 %	0.00 %
15	OPERATING INCOME TO INTEREST PAID	0.00 times	0.00 times
16	NET SALES TO TOTAL LIABILITIES (**)	6.07 times	5.85 times
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.22 times	1.32 times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.56 times	0.64 times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.99 times	0.99 times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	45.15 %	51.62 %
	CASH FLOW		
21	CASH FLOW FROM NET INCOME TO NET SALES	7.00 %	6.78 %
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(0.99) %	(2.72) %
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	0.00 times	0.00 times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00 %	0.00 %
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00 %	100.00 %
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	95.42 %	101.18 %

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **3** YEAR: **2005**

FILE N°
82-4609

DATA PER SHARE
CONSOLIDATED INFORMATION

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount			QUARTER OF PREVIOUS FINANCIAL YEAR Amount		
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	2.13		$	1.56	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00		$	0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE (**)	$	2.13		$	1.56	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
8	CARRYING VALUE PER SHARE	$	11.24		$	10.34	
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.63	pesos	$	0.44	pesos
10	DIVIDEND IN SHARE PER SHARE		0.00	shares		0.00	shares
11	MARKET PRICE TO CARRYING VALUE		4.87	times		3.87	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		25.70	times		25.69	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAS TWELVE MONTHS.

NOTA 1 - OTHER LIABILITIES

WITH THE PURPOSE OF MAKING QUARTERLY INFORMATION FROM THE PREVIOUS YEAR'S CONSOLIDATED FINANCIAL STATEMENT COMPARABLE, A RECLASSIFICATION OF REFERENCE S26 "OTHER CURRENT LIABILITIES" TO REFERENCE S32 "OTHER LIABILITIES" IN THE AMOUNT OF PS. 103,591 FOR LEASING OF EQUIPMENT OVER ONE YEAR.

NOTE 2 - PREMIUM ON SALE OF SHARES

REFERENCE S-39 OF THE CONSOLIDATED FINANCIAL STATEMENT IN ITEM "PREMIUM ON SALE OF SHARES", THE STOCK OPTION PLAN FUND FOR PERSONNEL IS INCLUDED IN BOTH YEARS.

NOTE 3 - CASH FLOW FROM INTERNAL FINANCING

THE REFERENCE C-30 OF THE MAIN ITEMS BREAKDOWN OF THE STATEMENT OF CHANGES IN THE FINANCIAL POSITION, THE TOTAL AMOUNT REPORTED IN THE QUARTER INCLUDE THE REPURCHASE OF OWN SHARES.

NOTE 4 - RATIOS CONSOLIDATED

SINCE THE "SIFIC" SYSTEM CANNOT RECORD RESULTS ON A TWELVE MONTH BASIS FOR ITEMS OF THE STATEMENT OF RESULTS AS WELL AS FOR THE FINANCIAL STATEMENT, THE CALCULATIONS ARE THUS INCLUDED ON THOSE BASES AND ARE AS FOLLOW:

REF P	CONCEPTS		QUARTER CURRENT	QUARTER PREVIOUS
	YIELD			
2	NET INCOME TO STOCK HOLDERS' EQUITY	(**)	19.63%	15.55%
3	NET INCOME TO TOTAL ASSETS	(**)	12.84%	10.14%
	ACTIVITY			
6	NET SALES TO NET ASSETS	(**)	2.14 TIMES	2.03 TIMES
7	NET SALES TO FIXED ASSETS	(**)	3.31 TIMES	3.13 TIMES

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

LEVERAGE

16	NET SALES TO TOTAL LIABILITIES	(**)	6.17 TIMES	5.82 TIMES

(**) = INFORMATION REGARDING LAST TWELVE MONTHS

NOTE 5 - DATA PER SHARE

THE REFERENCE D-9 OF DATA PER SHARE, THE AMOUNT OF CASH DIVIDEND ACUMULATED PER SHARE IS PRESENTED TO NOMINAL VALUE. SUCH DIVIDEND WAS DECLARED IN THE REGULAR SHAREHOLDERS' MEETING AS IS EXPLAINED IN THE ANNEX 2 "FINANCIAL STATEMENT COMPLEMENTARY NOTES" NOTE 9 PARAGRAPH 4.

NOTE 6 - MEMBERSHIP INCOME

THE EARNED INCOME WILL BE PRESENTED IN THE STATEMENTS OF INCOME UNDER A SPECIFIC HEADING AFTER NET SALES. THE CURRENT SIFIC SYSTEM STATEMENT OF INCOME FORMAT, HOWEVER, REQUIRES THAT IT BE PRESENTED UNDER THE HEADING OF NET SALES, SUCH AS IS SHOWN IN ANNEX 11 "SALES DISTRIBUTION BY PRODUCT".

NOTE 7 - CHARACTERISTICS OF THE SHARES

WAL-MART DE MEXICO SHARES ARE AT UNEXPRESSIVE NOMINAL VALUE.

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

DIRECTOR REPORT (1)

FILE N° 82-4609

ANNEX 1

CONSOLIDATED
Final Printing

WALMEX TOTAL SALES FOR THE PERIOD JULY-SEPTEMBER 2005 AMOUNTED TO $38,658 MILLION PESOS, $4,961 MILLION PESOS HIGHER THAN THE PREVIOUS YEAR, A NOMINAL GROWTH OF 19.3% AND OF 14.7% IN REAL TERMS, THAT IS, AFTER ADJUSTING FOR INFLATION. COMP STORES SALES GREW 10.8% IN NOMINAL TERMS AND 6.6% IN REAL TERMS COMPARED TO THE SAME PERIOD LAST YEAR.

OUR CUSTOMER COUNT DURING THIS YEAR'S THIRD QUARTER GREW 13.1% COMPARED TO LAST YEAR, WHILE THE AVERAGE TICKET GREW 1.6%.

GROSS MARGIN FOR THE PERIOD JULY-SEPTEMBER 2005 REPRESENTED 21.1% OF TOTAL REVENUES, 10 BASIS POINTS HIGHER THAN IN 2004. IN MONETARY TERMS, GROSS PROFIT WAS 15% HIGHER THAN IN THE PREVIOUS YEAR.

OPERATING EXPENSES REPRESENTED 14.3% OF TOTAL REVENUES, A 60 BASE-POINT DROP COMPARED TO THE PREVIOUS YEAR. OPERATING INCOME GREW 28% AND REACHED 6.8% OF TOTAL REVENUES.

EBITDA, WHEN COMPARED TO THE PREVIOUS YEAR, GREW 26% IN REAL TERMS, REACHING 8.8% OF TOTAL REVENUES.

NET CONSOLIDATED INCOME FOR THE THIRD QUARTER AMOUNTED TO $2,001 MILLION PESOS, REPRESENTING 5.2% OF TOTAL REVENUES, A 34% REAL INCREASE OVER THE SAME PERIOD OF LAST YEAR. EARNINGS PER SHARE FOR THE LAST 12 MONTHS AMOUNTED TO $2.130 PESOS; THIS IS A 37% GROWTH OVER LAST YEAR.

DURING THIS YEAR'S THIRD QUARTER WE OPENED 23 UNITS - NINE BODEGA AURRERA STORES, FIVE WAL-MART SUPERCENTERS, TWO SUPERAMAS, ONE SAM'S CLUB AND SIX RESTAURANTS - REACHING 729 UNITS IN OPERATION.

IN ADDITION, OUR FOURTH QUARTER CONSIDERS 59 NEW OPENINGS, OF WHICH 44 WILL BE SELF-SERVICE FORMATS, THREE SUBURBIA STORES AND TWELVE RESTAURANTS.

AS OF SEPTEMBER 30, 2005, THE COMPANY'S CASH POSITION AMOUNTED TO $9,379 MILLION PESOS, AFTER INVESTING DURING JANUARY-SEPTEMBER $5,025 MILLION PESOS IN FIXED ASSETS, $3,664 MILLION PESOS TO REPURCHASE 82 MILLION SHARES AND PAYING A CASH DIVIDEND OF $534 MILLION PESOS.

MEXICO CITY, OCTOBER 7, 2005

EDUARDO SOLORZANO
PRESIDENT AND CEO

1 - PRINCIPAL ACCOUNTING POLICIES:

FINANCIAL INFORMATION PERTAINING TO THE CURRENT FISCAL YEAR AS WELL AS PREVIOUS ONE IS RESTATED IN THOUSANDS OF MEXICAN PESOS WITH PURCHASING POWER AT SEPTEMBER 30, 2005, THROUGH FACTORS DERIVED FROM THE NATIONAL CONSUMER PRICE INDEX (NCPI), UNLESS OTHERWISE INDICATED.

THE MOST IMPORTANT ACCOUNTING POLICIES ARE DESCRIBED BELOW:

A. THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THE STATEMENTS OF WAL-MART DE MEXICO, S.A. DE C.V. (WALMEX OR THE "COMPANY") AND THOSE OF ITS SUBSIDIARIES. ALL RELATED PARTY BALANCES AND TRANSACTIONS WERE ELIMINATED IN THE CONSOLIDATION.

B. THE CONSOLIDATED FINANCIAL STATEMENTS PROVIDE COMPREHENSIVE RECOGNITION OF THE EFFECTS OF INFLATION ON THE FINANCIAL INFORMATION AS REQUIRED BY ACCOUNTING BULLETIN B-10 ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS (IMCP).

C. THE PREPARATION OF FINANCIAL STATEMENTS IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES REQUIRES THE USE OF ESTIMATES IN SOME ITEMS. ACTUAL RESULTS MIGHT DIFFER FROM THESE ESTIMATES.

D. CASH EQUIVALENTS ARE STATED AT COST PLUS ACCRUED INTEREST, NOT IN EXCESS OF MARKET VALUE.

THE COMPANY HAS NO FINANCIAL INSTRUMENTS (DERIVATIVES).

E. INVENTORIES ARE STATED AT AVERAGE COST, DETERMINED LARGELY USING THE RETAIL METHOD. DUE TO THE RAPID TURNOVER OF INVENTORIES, THE COST SO DETERMINED IS CONSIDERED TO BE SIMILAR TO REPLACEMENT COST AT THE BALANCE SHEET DATE, NOT IN EXCESS OF MARKET VALUE.

THE BUYING ALLOWANCES ARE CHARGED TO OPERATIONS BASED ON THE TURNOVER OF INVENTORIES THAT GAVE RISE THEM.

F. PROPERTY AND EQUIPMENT ARE RECORDED INITIALLY AT COST AND THEN RESTATED USING THE CONSTANT-PESO-VALUE METHOD.

FIXED ASSET DEPRECIATION IS COMPUTED USING THE STRAIGHT-LINE METHOD, AT RATES RANGING FROM 3% TO 33%.

G. FOREIGN CURRENCY DENOMINATED MONETARY ASSETS AND LIABILITIES ARE TRANSLATED TO MEXICAN PESOS USING THE PREVAILING EXCHANGE RATE AT THE BALANCE SHEET DATE. EXCHANGE DIFFERENCES DETERMINED ARE CHARGED OR CREDITED TO INCOME.

H. DEFERRED INCOME TAX IS RECOGNIZED ON BASICALLY ALL TEMPORARY DIFFERENCES IN BALANCE SHEET ACCOUNTS FOR FINANCIAL AND TAX REPORTING PURPOSES, USING THE ENACTED INCOME TAX RATE AT THE TIME THE DIFFERENCES ARE EXPECTED TO REVERSE.

CURRENT YEAR EMPLOYEE PROFIT SHARING IS CHARGED TO RESULTS OF OPERATIONS AND REPRESENTS A LIABILITY DUE AND PAYABLE IN A PERIOD OF LESS THAN ONE YEAR.

I. SENIORITY PREMIUMS ACCRUING TO EMPLOYEES IN TERMS OF MEXICAN LABOR LAW ARE RECOGNIZED AS A COST OF THE YEARS IN WHICH SERVICES ARE RENDERED, BASED ON INDEPENDENT ACTUARIAL COMPUTATIONS.

ALL OTHER PAYMENTS ACCRUING TO EMPLOYEES OR THEIR BENEFICIARIES IN THE EVENT OF SEPARATION OR DEATH IN TERMS OF MEXICAN LABOR LAW ARE CHARGED TO INCOME, IF AND WHEN THE EXPENSE IS INCURRED.

J. THE MOST IMPORTANT INFLATION ACCOUNTING CONCEPTS AND PROCEDURES ARE DESCRIBED BELOW:

THE ACCUMULATED EFFECT OF RESTATEMENT INCLUDES THE ACCUMULATED MONETARY POSITION RESULT AT THE TIME THE EFFECTS OF INFLATION ON THE FINANCIAL INFORMATION WERE FIRST RECOGNIZED, AS WELL AS THE RESULT FROM HOLDING NONMONETARY ASSETS, WHICH REPRESENTS THE CHANGE IN THE SPECIFIC VALUE OF NONMONETARY ASSETS OVER OR UNDER THE RATE OF INFLATION AS MEASURED BY THE NCPI.

THE NET MONETARY POSITION RESULT IS DETERMINED BY APPLYING THE NCPI TO NET MONETARY ASSETS AND LIBILITIES DURING THE PERIOD.

K. THE EMPLOYEE STOCK OPTION PLAN FUND IS COMPRISED OF WALMEX SHARES PRESENTED AT ACQUISITION COST, AS RESTATED BASED ON THE NCPI. THE PLAN IS DESIGNED TO GRANT STOCK OPTIONS TO EXECUTIVES OF THE COMPANIES IN THE GROUP, AS APPROVED BY THE NATIONAL BANKING AND SECURITIES COMMISSION.

L. THE PREMIUM ON THE SALE OF SHARES REPRESENTS THE DIFFERENCE BETWEEN THE RESTATED VALUE OF THE SHARES AND THE VALUE AT WHICH SUCH SHARES WERE ASSIGNED TO EXECUTIVES OF COMPANIES IN THE GROUP, NET OF THE CORRESPONDING INCOME TAX.

M. SALES REVENUES ARE RECOGNIZED AT THE TIME THE MERCHANDISE IS DELIVERED TO THE CUSTOMER.

REVENUES FROM THE SALES OF SAM´S CLUB MEMBERSHIP CARDS ARE DEFERRED OVER THE TWELVE-MONTH TERM OF THE MEMBERSHIP.

N. SEGMENT FINANCIAL INFORMATION HAS BEEN PREPARED USING THE MANAGEMENT APPROACH ESTABLISHED IN MEXICAN ACCOUNTING BULLETIN B-5 ISSUED BY THE IMCP.

O. THE IMPAIRMENT OF DISPOSAL OF LONG-LIVED ASSETS RECOGNIZED APPLYING THE CARRYING AMOUNT OF ITS LONG-LIVED ASSETS AT THEIR PRESENT VALUE, CONSIDERING EACH OF THE COMPANY'S STORES OR RESTAURANTS AS A MINIMUM CASH GENERATING UNIT.

NOTE 2 - ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) AND OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE:

THE BALANCE OF THESE ACCOUNTS AT SEPTEMBER 30, 2005, IS PRESENTED NET OF AN ALLOWANCE FOR BAD DEBTS OF PS. 355,966.

OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE INCLUDE TAXES RECOVERY OF $1,396,475.

NOTE 3 - PROPERTY, PLANT AND EQUIPMENT:

MEXICAN ACCOUNTING BULLETIN B-10 SPECIFIES THAT PROPERTY AND EQUIPMENT OWNED AT DECEMBER 31, 1996 THAT WERE RESTATED AT SUCH DATE ON THE BASIS OF APPRAISALS MADE BY INDEPENDENT EXPERTS ARE TO BE RESTATED THEREAFTER USING THE CONSTANT-PESO-VALUE METHOD. PROPERTY AND EQUIPMENT ACQUIRED ON OR AFTER JANUARY 1, 1997 ARE RECORDED INITIALLY AT HISTORICAL COST AND THEN RESTATED USING THE CONSTANT-PESO-VALUE METHOD.

AN ANALYSIS OF THIS CAPTION IS AS FOLLOW:

DEPRECIABLE PROPERTY, PLANT AND EQUIPMENT:	
PROPERTY AND CONSTRUCTIONS ON LEASEHOLD	PS. 29,878,011
FIXTURES AND EQUIPMENT	18,371,394
SUBTOTAL	48,249,405
ACCUMULATED DEPRECIATION	(18,887,506)
DEPRECIABLE PROPERTY, PLANT AND EQUIPMENT-NET	29,361,899
NON DEPRECIABLE PROPERTY, PLANT AND EQUIPMENT:	
LAND	17,561,654
CONSTRUCTION IN PROGRESS	2,152,327
NON DEPRECIABLE PROPERTY, PLANT AND EQUIPMENT	19,713,981
TOTAL	PS. 49,075,880

NOTE 4 - STOCK MARKET CREDITS:

NON-APPLY

NOTE 5 - CONTINGENT LIABILITY:

AS OF SEPTEMBER 30, 2005, THERE ARE NOT CONTINGENT LIABILITIES.

NOTE 6 - SENIORITY PREMIUMS

THE COMPANY HAS SET UP A DEFINED BENEFITS TRUST FUND TO COVER SENIORITY PREMIUMS ACCRUING TO EMPLOYEES, CONTRIBUTIONS TO THE FUND ARE DETERMINED USING THE PROJECTED UNIT-CREDIT METHOD, EMPLOYEES MAKE NO CONTRIBUTIONS TO THE FUND.

NOTE 7 - SHAREHOLDER'S EQUITY:

	NOMINAL VALUE	RESTATEMENT	TOTAL
SHARES PLAN FUND	PS.(1,884,925)	PS.(155,027)	PS.(2,039,952)
PREMIUM ON SALE OF SHARES	773,831	1,361,776	2,135,607
PREMIUM ON SALE OF SHARES	PS.(1,111,094)	PS. 1,206,749	PS. 95,655
LEGAL RESERVE	PS. 1,514,822	PS. 1,428,457	PS. 2,943,279
RETAINED EARNINGS FROM PREVIOUS YEARS	21,735,174	11,417,485	33,152,659
RETAINED EARNINGS AND CAPITAL RESERVE	PS.23,249,996	PS.12,845,942	PS.36,095,938
NET INCOME FOR THE YEAR	PS. 5,790,109	PS. 46,183	PS. 5,836,292

NOTE 8 - REPURCHASE FUND OF SHARES:

DURING THE PERIOD COMPRISING JANUARY TO SEPTEMBER 2005, 82,430,400 SHARES WALMEX WERE PURCHASED, OF WHICH 1,500,000 SHARES WERE CANCELLED PURSUANT TO AN AGREEMENT REACHED DURING THE SHAREHOLDERS' MEETING HELD ON FEBRUARY 24, 2005. SAID REPURCHASE IMPLIED A REDUCTION OF PS. 167,901 IN THE HISTORICAL CAPITAL STOCK. THE DIFFERENCE BETWEEN THE THEORETICAL RESTATED VALUE AND THE REPURCHASE COST OF THE SHARES ACQUIRED WAS APPLIED FROM RETAINED EARNINGS.

NOTE 9 - AGREEMENTS REACHED AT THE REGULAR SHAREHOLDERS' MEETING HELD ON FEBRUARY 24, 2005:

1. AUTHORIZATION OF A MAXIMUM AMOUNT TO BE USED IN 2005 TO REPURCHASE THE COMPANY'S OWN SHARES OF PS. 6,000,000 (NOMINAL).

2. CANCELLATION OF 105,254,300 SERIES "V" SHARES DERIVED FROM THE REPURCHASE OF THE COMPANY'S OWN SHARES.

3. INCREASE IN THE LEGAL RESERVE OF PS. 268,932 (NOMINAL) THROUGH A CHARGE TO RETAINED EARNINGS. THE INCREASE IN CONSTANT THOUSANDS PESOS IS PS. 272,655.

4. A DECLARED DIVIDEND, FOR WHICH SHAREHOLDERS MAY RECEIVE PAYMENT EITHER IN CASH AT PS. 0.63 NOMINAL PESOS OR IN COMPANY SHARES AT AN EXCHANGE FACTOR DETERMINED BASED ON THE AVERAGE CLOSING MARKET PRICE OF THE SHARE ON MARCH 15, 2005 AND THE PS. 0.63 NOMINAL PESOS PER SHARE. SUCH DIVIDEND SHALL BE PAID ON APRIL 1,2005.

5. INCREASE IN THE VARIABLE PORTION OF CAPITAL STOCK FOR UP TO PS. 2,752,265 (NOMINAL). SUCH INCREASE WILL BE COVERED BY ISSUING A MAXIMUM OF 137,613,254 COMMON ORDINARY SHARES TO BE USED SOLELY FOR PAYMENT OF THE STOCK DIVIDEND.

THOSE SHARES THAT ARE NOT SUBSCRIBED AND DELIVERED TO THE SHAREHOLDERS SHALL BE CANCELLED AND THE PROPOSED CAPITAL INCREASE SHALL BE REDUCED PROPORTIONALLY.

THE SHAREHOLDERS' DEADLINE FOR DECIDING ON WHETHER TO ACCEPT THE CASH DIVIDEND OR THE STOCK DIVIDEND IN TERMS OF THE RESOLUTION ADOPTED AT THE SHAREHOLDERS' MEETING HELD ON FEBRUARY 24, 2005, EXPIRED ON MARCH 30, 2005. THE COMPANY DELIVERED 55,045,303 NEW SERIES "V" SHARES REPRESENTING AN INCREASE OF PS. 2,177,042 (NOMINAL), AND CANCELLED 82,567,951 UNSUBSCRIBED SHARES. THIS SITUATION GAVE RISE TO A DECREASE IN CAPITAL STOCK OF PS. 575,223 (NOMINAL).

BASED ON THE PRECEDING PARAGRAPH AND PER ARTICLE 112 OF THE MEXICAN CORPORATIONS ACT THAT ESTABLISHES THAT ALL OF AN ENTITY'S SHARES MUST HAVE THE SAME THEORETICAL VALUE, THE COMPANY RECOMPUTED ITS CAPITAL STOCK BY DETERMINING A FIXED MINIMUM AMOUNT OF PS. 1,081,501 (NOMINAL).

NOTE 10 - SEGMENT INFORMATION:

THE COMPANY'S SEGMENT INFORMATION WAS PREPARED BASED ON A MANAGERIAL APPROACH AND THE CRITERIA ESTABLISHED IN MEXICAN ACCOUNTING BULLETIN B-5, FINANCIAL INFORMATION BY SEGMENT. THE "OTHERS" SEGMENT CONSISTS OF DEPARTMENT STORES, RESTAURANTS AND REAL ESTATE TRANSACTIONS WITH THIRD PARTIES.

AN ANALYSIS OF SEGMENT INFORMATION AT SEPTEMBER 30, 2005 AND 2004 IS AS FOLLOWS:

SEGMENT	NET SALES		OPERATING INCOME	
	2005	2004	2005	2004
SELF SERVICES	PS.104,732,270	PS. 91,924,771	PS. 6,404,318	PS. 5,047,327
OTHER	8,286,033	7,873,474	1,161,965	1,051,213
CONSOLIDATED	PS.113,018,303	PS. 99,798,245	PS. 7,566,283	PS. 6,098,540

THE COMPANY OPERATES IN MEXICO AND MAKES SALES TO THE GENERAL PUBLIC.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

Quarter: 3 Year: 2005

FILE N°
82-4609

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED

Final Printing

COMPAY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 NUEVA WAL-MART	GEN. MERCHANDISE SALES	881,712	99.99	881,712	12,668,584
2 SUBURBIA	DEPARTMENT STORES	274,923	99.99	274,923	1,078,391
3 VIPS	RESTAURANTS	329,022	99.99	329,022	1,278,204
4 CORPORATE ENTITIES	PROFESIONAL OUTSOURCE	412,379	99.99	540,126	1,631,622
5 REAL ESTATE	R.E. DEVELOPMENT	15,393,237	99.99	15,393,237	39,896,668
TOTAL INVESTMENT IN SUBSIDIARIES				**17,419,020**	**56,553,469**
ASSOCIATEDS					
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**0**
OTHER PERMANENT INVESTMENTS					
TOTAL					**56,553,469**

NOTES

THE COLUMN "NUMBER OF SHARES" IS EQUIVALENT TO THE SOCIAL PART EXPRESSED IN THOUSANDS THAT WAL-MART DE MEXICO, S.A. DE C.V. HAS OF THE SUBSIDIARIES; THEY ARE SOCIEDAD DE RESPONSABILIDAD LIMITADA DE CAPITAL VARIABLE.

STOCK EXCHANGE CODE: **WALMEX**
WAL-MART DE MEXICO. S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 5
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 3 YEAR: **2005**

Final Printing
CONSOLIDATED

Credit Type/ Institution	Amortization Date	Rate of Interest	Denominated in Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands of $) Time Interval						Amortizacion of Credits in Foreign Currency With Foreign Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
SUPPLIERS																
SELF SERVICE STORE			13,866,520	0	0	0	0	0	0	0	1,293,994	0	0	0	0	0
DEPARTAMENT STORE			507,613	0	0	0	0	0	0	0	85,908	0	0	0	0	0
RESTAURANTS			173,431	0	0	0	0	0	0	0	1,206	0	0	0	0	0
TOTAL SUPPLIERS			**14,547,564**	0	0	0	0	0	0	0	**1,381,108**	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
OTHER CURRENT LIAB.W/O COST.			3,624,006	0	0	0	0	0	0	0	274,902	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**3,624,006**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**274,902**	**0**		**0**	**0**	**0**
TOTAL			**18,171,570**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**1,656,010**	**0**	**0**	**0**	**0**	**0**

NOTES

FILE N°
82-4609

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** Quarter: 3 Year: 2005
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N°
82-4609

POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
3. POSITION IN FOREIGN EXCHANGE					
TOTAL ASSETS	**226,175**	**2,433,422**	**0**	**0**	**2,433,422**
LIABILITIES POSITION	**153,918**	**1,656,010**	**0**	**0**	**1,656,010**
SHORT TERM LIABILITIES POSITION	153,918	1,656,010	0	0	1,656,010
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**72,257**	**777,412**	0	0	**777,412**

(1) IN THE OBSERVATIONS SECTION WILL MUST SPECIFY THE CURRENCY AND THE EXCHANGE RATE

NOTES

PS. 10.7590 RATE OF EXCHANGE AMERICAN DOLLAR.

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

Quarter: 3 Year: 2005

FILE N° 82-4609

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	15,848,576	21,071,030	5,222,454	0.00	0
FEBRUARY	15,363,568	18,630,940	3,267,372	0.33	10,782
MARCH	14,936,683	21,092,850	6,156,167	0.45	27,703
APRIL	15,672,151	19,838,628	4,166,477	0.36	14,999
MAY	15,899,164	20,739,120	4,839,956	(0.25)	(12,100)
JUNE	15,639,524	19,989,025	4,349,501	(0.10)	(4,350)
JULY	15,760,205	20,163,957	4,403,752	0.39	17,175
AUGUST	17,693,302	21,670,883	3,977,581	0.12	4,773
SEPTEMBER	16,185,751	21,475,730	5,289,979	0.40	21,160
ACTUALIZATION:					534
CAPITALIZATION:					
FOREIGN CORP.:					
OTHER					
TOTAL					**80,676**

NOTES

MONETARY LIABILITIES DO NOT INCLUDE THE INITIAL EFFECT OF THE DEFERRED INCOME TAX OF PS. 3,827,449 (NOMINAL); THE MONETARY EFFECT OF THIS LIABILITY IS PRESENTED IN DEFERRED INCOME TAXES.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **3** YEAR: **2005**

WAL - MART DE MEXICO, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCKS MARKET (1)

ANNEX 8

CONSOLIDATED
Final printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NON - APPLY

ACTUAL SITUATION OF FINANCIAL LIMITED
NON - APPLY

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **3** YEAR: **2005**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	INSTALLED CAPACITY (1)	UTILIZATION (%)
SELF-SERVICE DISCOUNT STORE	GENERAL MERCHANDISE SALE, GROCERIES AND FRESH	824,599	100
SELF-SERVICE WHOLESALES	MEMBERSHIP GENERAL MERCHANDISE WHOLESALE OUTLETS	491,604	100
SELF-SERVICE HYPERMARKETS	GENERAL MERCHANDISE SALE, GROCERIES AND FRESH	842,791	100
SUPERMARKETS	GROCERIES SALES AND FRESH	81,687	100
APPAREL STORES	APPAREL AND ACCESORY SALE	229,449	100
RESTAURANTS	RESTAURANT-INTERNATIONAL, MEXICAN AND ITALIAN	64,529	100

NOTES

REGARDING RESTAURANTS THE NUMBER OF SEATS IS PRESENTED AS THE INSTALLED CAPACITY.

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **3** YEAR: **2005**

FILE N°
82-4609

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NON APPLY					

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **3** YEAR: **2005**

SALES DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SALES

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
NET SALES				112,540,114			
OTHER INCOME				478,189			
TOTAL				113,018,303			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **3** YEAR: **2005**

WAL - MART DE MEXICO, S.A. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

CONSOLIDATED

Final Printing

FOREIGN SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
NON APPLY							
TOTAL				0			

NOTES

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

Quarter: 3 Year: 2005

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
V		43	529,735,340	3,813,054,295		4,342,789,635	1,081,501	7,784,684
TOTAL			**529,735,340**	**3,813,054,295**	**0**	**4,342,789,635**	**1,081,501**	**7,784,684**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
4,342,789,635
SHARES PROPORTION BY:

CPO'S:
UNITS:
ADRS's:
GDRS's:
ADS's:
GDS's:

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
V	80,930,400	44.31424	54.75000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **3** YEAR: **2005**
WAL - MART DE MEXICO, S.A. DE C.V.

PROJECT´S INFORMATION
(PROJECT, AMOUNT USED AND PERCENTAGE OF PROGRESS)

ANNEX 13

CONSOLIDATED
Final Printing

OUR EXPANSION PROGRAM FOR THE FOLLOWING 3 MONTHS INCLUDES THE OPENING OF 59 UNITS, HAVING 50% PROGRESS THUS FAR. AS OF SEPTEMBER 30, 2005, PS.3,013,057 HAVE BEEN USED FOR THESE UNITS.

STOCK EXCHANGE CODE: **WALMEX** QUARTER: 3 YEAR: 2005
WAL - MART DE MEXICO, S.A. DE C.V.

FOREIGN CURRENCY TRANSACTIONS AND CONVERSION OF FINANCIAL STATEMENTS OF FOREIGN OPERATIONS
(INFORMATION RELATED TO BULLETIN B-15)

ANNEX 14

CONSOLIDATED
Final Printing

FOREIGN CURRENCY BALANCES ARE TAKEN AT PS. 10.7590 PESOS PER DOLLAR, AS SHOWN BELOW:

	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS
ASSETS	US$ 226,175	PS. 2,433,422
SUPPLIERS	US$ 128,368	PS. 1,381,108
OTHER CURRENT LIABILITIES	US$ 25,550	PS. 274,902

DURING THE JANUARY - SEPTEMBER PERIOD, THE COMPANY HAD AN EXCHANGE GAIN AMOUNTING TO PS. 23,209 DERIVED FROM EXCHANGE RATE FLUCTUATIONS.

FILE N°
82-4609

WAL★MART MEXICO

EMPRESA SOCIALMENTE RESPONSABLE

WALMEX

FREE TRANSLATION, NOT TO THE LETTER

WAL-MART DE MEXICO REPORTS RESULTS FOR THE THIRD QUARTER 2005 AND SEPTEMBER 2005 SALES

Mexico City, October 7, 2005

Today, Wal-Mart de Mexico (WALMEX) reported financial results for the third quarter 2005. A 19.3% increase in sales over the previous year, 14.7% in real terms, once the period's inflation is accounted for, combined with a lower level of operating expenses, allowed operating income to increase 28% versus the level achieved in 2004. EBITDA for the quarter amounted to $3,426 million pesos and represented 8.8% of total revenues, a growth in real terms of 26% over last year's level.

Comparable store sales during the quarter, meaning all those units that have been in operation for over a year, registered an increase of 6.6% in real terms compared to last year's level.

Regarding results achieved by the Company, Eduardo Solorzano, President and Chief Executive Officer of Wal-Mart de Mexico said: "The excellent results achieved by the Company during this quarter and the first nine month of the year, are the result of the commitment and effort of all our associates to better serve our customers, exceeding their expectations. To achieve this, we strive for being better merchants every day, develop synergies between our different business formats, and maintain a profitable and aggressive expansion program. I want to highlight the increase in return on capital employed, that went from 22.4% in 2004 to 24.9% this quarter, as well as the 37% real increase in earnings per share for the last 12 months, which amounted to $2.130 pesos".

The main figures are:

Third Quarter (July - September)

	2005		2004		Real Growth
	M$ Millions	%	*M$ Millions*	%	%
Net Sales	38,658		33,697		15
Other Income	161		155		4
Total Revenues	38,819	100.0	33,852	100.0	15
Cost of Sales	30,627	78.9	26,752	79.0	14
Gross Profit	8,192	21.1	7,100	21.0	15
Operating Expenses	5,550	14.3	5,032	14.9	10
Operating Income	2,642	6.8	2,068	6.1	28
EBITDA	3,426	8.8	2,726	8.1	26
Net Income	2,001	5.2	1,497	4.4	34
EPS for the quarter (in pesos)	0.459		0.339		35

FILE N°
82-4609

Cumulative Figures as of the Third Quarter (January - September)

	2005		2004		Real Growth
	M$ Millions	%	*M$ Millions*	%	%
Net Sales	112,540		99,346		13
Other Income	478		452		6
Total Revenues	113,018	100.0	99,798	100.0	13
Cost of Sales	89,165	78.9	78,966	79.1	13
Gross Profit	23,853	21.1	20,832	20.9	15
Operating Expenses	16,287	14.4	14,734	14.8	11
Operating Income	7,566	6.7	6,098	6.1	24
EBITDA	9,908	8.8	8,080	8.1	23
Net Income	5,836	5.2	4,416	4.4	32
EPS last 12 months (in pesos)	2.130		1.558		37

The Company's cash position as of September 30, 2005 was $9,379 million pesos, equivalent to $872 million dollars.

September 2005 Sales:

During the month of September 2005, sales were $12,377 million pesos. This figure represents a 19.3% increase over sales reported the same month last year, and a 15.2% real increase, once the period's inflation is accounted for. Comparable stores sales during the month, meaning all those units that have been in operation for over a year, registered an increase of 11.5%, and of 7.7% in real terms compared to the same month of 2004.

Real Growth

	September		January – September	
	2005	2004	2005	2004
Total sales growth (%)	15.2	12.4	13.3	10.7
Comparable sales growth (%)	7.7	5.0	5.5	4.1

Considering the five-week period from August 27 to September 30, 2005 that compares with the five-week period ending October 1, 2004, as well as the thirty-nine-week period from January 1 to September 30, 2005 and that compares with the thirty-nine-week period that ended October 1, 2004, sales growth was as follows:

Real Growth

	5 weeks		39 weeks	
	2005	2004	2005	2004
Total sales growth (%)	14.2	11.3	13.7	10.5
Comparable sales growth (%)	6.7	3.9	5.9	3.9

Openings during the year 2005:

During the period January-September 2005, the Company opened 17 Bodegas Aurrera, 3 Sam's Clubs, 6 Wal-Mart Supercenters, 2 Superamas and 8 restaurants. Additionally, during October we have opened two Bodegas Aurrera, one Wal-Mart Supercenter, and one restaurant.

Installed Capacity as of September 30, 2005:

	Sales area	
FORMAT	**Sq.ft.**	**M2**
Bodega	8,875,894	824,599
Sam's Club	5,291,573	491,604
Wal-Mart Supercenter	9,071,717	842,791
Superama	879,266	81,687
Suburbia.	2,469,761	229,449
	Seats	
Restaurants	64,529	

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 733 units, broken down as follows:

- 181 Bodegas Aurrera
- 64 Sam's Clubs
- 96 Wal*Mart Supercenters
- 50 Superamas
- 50 Suburbias
- 292 Restaurants, including 14 franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM	WalmexV.Mx	WMMVY
	WMMVY US	WMMVY.Pk	

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

Information About the Company:

Corporate Affairs: Raul Argüelles, raul.arguelles@wal-mart.com, TEL. (52 55) 5387-9241
Investor Relations: Mariana Rodriguez, m.rodriguez@wal-mart.com, TEL. (52 55) 5283-0289

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

Thousands of Mexican pesos with purchasing power at September 30, 2005

	September 30, 2005		September 30, 2004	
Assets				
Current assets:				
Cash and cash equivalents	Ps.	9,379,190	Ps.	9,225,191
Accounts receivable - net		1,919,054		1,855,663
Inventories		13,730,674		12,094,119
Prepaid expenses		398,333		387,355
Total current assets		25,427,251		23,562,328
Property and equipment - net		49,075,880		45,756,723
Total assets	Ps.	74,503,131	Ps.	69,319,051
Liabilities and Shareholders' Equity				
Current liabilities:				
Accounts payable to suppliers	Ps.	15,928,672	Ps.	14,178,765
Other accounts payable		4,844,756		3,692,011
Total current liabilities		20,773,428		17,870,776
Long-term other liabilities		147,085		103,591
Deferred income tax		4,739,151		5,742,527
Seniority premiums		49,442		47,266
Total liabilities		25,709,106		23,764,160
Shareholders' equity:				
Capital stock		16,603,925		14,777,239
Legal reserve		2,943,279		2,670,624
Retained earnings		38,988,951		37,292,261
Accumulated result of restatement		(9,837,785)		(9,491,376)
Premium on sale of shares		2,135,607		2,163,791
Employee stock option plan fund		(2,039,952)		(1,857,648)
Total shareholders' equity		48,794,025		45,554,891
Total liabilities and shareholders' equity	Ps.	74,503,131	Ps.	69,319,051

FILE N°
82-4609

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
Thousands of Mexican pesos with purchasing power at September 30, 2005

	Nine-month period ended September 30,	
	2005	2004
Net sales	Ps. 112,540,114	Ps. 99,346,455
Other income	478,189	451,790
Total revenues	113,018,303	99,798,245
Cost of sales	(89,165,006)	(78,965,922)
Gross profit	23,853,297	20,832,323
Operating expenses	(16,287,014)	(14,733,783)
Operating income	7,566,283	6,098,540
Comprehensive financing income:		
Financial income - net	894,850	552,263
Exchange gain	23,209	11,100
Monetary position gain	80,676	123,449
	998,735	686,812
Other expenses - net	(227,458)	(194,545)
Income before income tax and employee profit sharing	8,337,560	6,590,807
Income tax and employee profit sharing	(2,501,268)	(2,174,968)
Net income	Ps. 5,836,292	Ps. 4,415,839
Earnings per share last 12 months (in pesos)	Ps. 2.130	Ps. 1.558

FILE N°
82-4609

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
Thousands of Mexican pesos with purchasing power at September 30, 2005

	Nine-month period ended September 30,	
	2005	2004
Operating activities		
Net income	Ps. 5,836,292	Ps. 4,415,839
Charges (credits) not requiring the use of (providing) resources:		
Depreciation	2,341,525	1,981,368
Seniority premiums	23,121	20,505
Deferred income tax	(292,841)	344,864
	7,908,097	6,762,576
Changes in:		
Accounts receivable	55,003	265,632
Inventories	(1,753,660)	(911,709)
Prepaid expenses	(40,932)	(42,706)
Accounts payable to suppliers	(363,962)	(1,755,060)
Other accounts payable	989,734	(273,766)
Resources provided by operating activities	6,794,280	4,044,967
Financing activities		
Repurchase of shares	(3,664,460)	(2,599,310)
Payment of dividends	(534,180)	(483,917)
Resources used in financing activities	(4,198,640)	(3,083,227)
Investing activities		
Purchase of property and equipment	(5,025,253)	(4,374,783)
Sale and retirement of property and equipment	217,311	327,291
Employee stock option plan - net	(458,509)	(276,060)
Resources used in investing activities	(5,266,451)	(4,323,552)
Decrease in cash and cash equivalents	(2,670,811)	(3,361,812)
Cash and cash equivalents at beginning of the period	12,050,001	12,587,003
Cash and cash equivalents at end of the period	Ps. 9,379,190	Ps. 9,225,191

FILE N°
82-4609

WAL*MART
MEXICO

EMPRESA SOCIALMENTE RESPONSABLE

WALMEX

FREE TRANSLATION, NOT TO THE LETTER

WAL-MART DE MEXICO UPDATES 2005 OPENINGS PROGRAM

Mexico City, September 6, 2005

Wal-Mart de Mexico, S.A. de C.V. (WALMEX) announces to its shareholders as well as to the public in general, the Company's updated openings program for the current year.

FORMAT	January – August	September – December	2005 Openings Program
Bodega Aurrera	15	26	41
Wal-Mart Supercenter	5	7	12
Sam's Club	2	6	8
Superama	1	5	6
Suburbia	-	3	3
Restaurants	5	15	20
Total	**28**	**62**	**90**

This program represents a 14% increase in installed capacity.

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 722 units, broken down as follows:

177 Bodegas Aurrera
63 Sam's Clubs
94 Wal*Mart Supercenters
49 Superamas
50 Suburbias
289 Restaurants, including 14 franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM	WalmexV.Mx	WMMVY
	WMMVY US	WMMVY.Pk	

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

Information About the Company:

Corporate Affairs: Raul Argüelles, raul.arguelles@wal-mart.com, TEL. (52 55) 5387-9241
Investor Relations: Mariana Rodriguez, m.rodriguez@wal-mart.com, TEL. (52 55) 5283-0289

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **SEPTEMBER 02, 2005**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	74,795,400	4,348,924,635
02/09/2005	02320	BUY	99,800	47.20	4,710,560	ACCIV	STOCK		74,895,200	4,348,824,835
02/09/2005	02321	BUY	19,500	47.22	920,790	ACCIV	STOCK		74,914,700	4,348,805,335
02/09/2005	02322	BUY	55,000	47.30	2,601,500	ACCIV	STOCK		74,969,700	4,348,750,335
02/09/2005	02323	BUY	20,000	47.35	947,000	ACCIV	STOCK		74,989,700	4,348,730,335
02/09/2005	02324	BUY	5,700	47.38	270,066	ACCIV	STOCK		74,995,400	4,348,724,635
								As of current report	74,995,400	4,348,724,635

Shareholders' equity amount	0
Capital stock amount	9,449,916

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,730,862,503	2,721,412,587

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
8 2 - 4 6 0 9

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **SEPTEMBER 05, 2005**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	74,995,400	4,348,724,635
05/09/2005	02325	BUY	1,800	48.70	87,660	ACCIV	STOCK		74,997,200	4,348,722,835
05/09/2005	02326	BUY	16,500	48.80	805,200	ACCIV	STOCK		75,013,700	4,348,706,335
05/09/2005	02327	BUY	16,700	48.84	815,628	ACCIV	STOCK		75,030,400	4,348,689,635
05/09/2005	02328	BUY	15,000	48.95	734,250	ACCIV	STOCK		75,045,400	4,348,674,635
								As of current report	75,045,400	4,348,674,635

Shareholders' equity amount	0
Capital stock amount	2,442,738

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,721,412,587	2,718,969,849

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
8 2 - 4 6 0 9

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: SEPTEMBER 09, 2005

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	75,045,400	4,348,674,635
09/09/2009	02329	BUY	25,000	50.21	1,255,250	ACCIV	STOCK		75,070,400	4,348,649,635
09/09/2009	02330	BUY	46,400	50.25	2,331,600	ACCIV	STOCK		75,116,800	4,348,603,235
09/09/2009	02331	BUY	7,900	50.26	397,054	ACCIV	STOCK		75,124,700	4,348,595,335
09/09/2009	02332	BUY	33,000	50.37	1,662,210	ACCIV	STOCK		75,157,700	4,348,562,335
09/09/2009	02333	BUY	45,200	50.40	2,278,080	ACCIV	STOCK		75,202,900	4,348,517,135
09/09/2009	02334	BUY	5,000	50.42	252,100	ACCIV	STOCK		75,207,900	4,348,512,135
09/09/2009	02335	BUY	74,500	50.45	3,758,525	ACCIV	STOCK		75,282,400	4,348,437,635
09/09/2009	02336	BUY	25,300	50.50	1,277,650	ACCIV	STOCK		75,307,700	4,348,412,335
09/09/2009	02337	BUY	10,000	50.59	505,900	ACCIV	STOCK		75,317,700	4,348,402,335
09/09/2009	02338	BUY	27,700	50.60	1,401,620	ACCIV	STOCK		75,345,400	4,348,374,635
09/09/2009	02339	BUY	85,900	50.70	4,355,130	ACCIV	STOCK		75,431,300	4,348,288,735
09/09/2009	02340	BUY	20,000	50.71	1,014,200	ACCIV	STOCK		75,451,300	4,348,268,735
09/09/2009	02341	BUY	43,000	50.78	2,183,540	ACCIV	STOCK		75,494,300	4,348,225,735
09/09/2009	02342	BUY	30,000	50.79	1,523,700	ACCIV	STOCK		75,524,300	4,348,195,735
09/09/2009	02343	BUY	60,000	50.80	3,048,000	ACCIV	STOCK		75,584,300	4,348,135,735
09/09/2009	02344	BUY	81,100	51.00	4,136,100	ACCIV	STOCK		75,665,400	4,348,054,635
09/09/2009	02345	BUY	44,000	51.02	2,244,880	ACCIV	STOCK		75,709,400	4,348,010,635
09/09/2009	02346	BUY	35,000	51.05	1,786,750	ACCIV	STOCK		75,744,400	4,347,975,635
09/09/2009	02347	BUY	5,800	51.10	296,380	ACCIV	STOCK		75,750,200	4,347,969,835
09/09/2009	02348	BUY	20,000	51.17	1,023,400	ACCIV	STOCK		75,770,200	4,347,949,835
09/09/2009	02349	BUY	23,700	51.20	1,213,440	ACCIV	STOCK		75,793,900	4,347,926,135
09/09/2009	02350	BUY	74,200	51.22	3,800,524	ACCIV	STOCK		75,868,100	4,347,851,935
09/09/2009	02351	BUY	27,300	51.30	1,400,490	ACCIV	SOCIAL		75,895,400	4,347,824,635
09/09/2009	02352	BUY	50,000	51.40	2,570,000	ACCIV	SOCIAL		75,945,400	4,347,774,635
								As of current report	75,945,400	4,347,774,635

Shareholders' equity amount	0
Capital stock amount	45,716,523

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,718,969,849	2,673,253,326

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
8 2 - 4 6 0 9

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **SEPTEMBER 12, 2005**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	75,945,400	4,347,774,635
12/09/2009	02353	BUY	25,000	51.86	1,296,500	ACCIV	STOCK		75,970,400	4,347,749,635
12/09/2009	02354	BUY	232,100	51.90	12,045,990	ACCIV	STOCK		76,202,500	4,347,517,535
12/09/2009	02355	BUY	5,000	51.91	259,550	ACCIV	STOCK		76,207,500	4,347,512,535
12/09/2009	02356	BUY	50,000	51.95	2,597,500	ACCIV	STOCK		76,257,500	4,347,462,535
12/09/2009	02357	BUY	137,900	52.00	7,170,800	ACCIV	STOCK		76,395,400	4,347,324,635
12/09/2009	02358	BUY	50,000	52.01	2,600,500	ACCIV	STOCK		76,445,400	4,347,274,635
12/09/2009	02359	BUY	6,800	52.06	354,008	ACCIV	STOCK		76,452,200	4,347,267,835
12/09/2009	02360	BUY	1,500	52.08	78,120	ACCIV	STOCK		76,453,700	4,347,266,335
12/09/2009	02361	BUY	58,000	52.10	3,021,800	ACCIV	STOCK		76,511,700	4,347,208,335
12/09/2009	02362	BUY	30,000	52.11	1,563,300	ACCIV	STOCK		76,541,700	4,347,178,335
12/09/2009	02363	BUY	6,000	52.15	312,900	ACCIV	STOCK		76,547,700	4,347,172,335
12/09/2009	02364	BUY	36,500	52.17	1,904,205	ACCIV	STOCK		76,584,200	4,347,135,835
12/09/2009	02365	BUY	33,500	52.18	1,748,030	ACCIV	STOCK		76,617,700	4,347,102,335
12/09/2009	02366	BUY	800	52.19	41,752	ACCIV	STOCK		76,618,500	4,347,101,535
12/09/2009	02367	BUY	26,900	52.20	1,404,180	ACCIV	STOCK		76,645,400	4,347,074,635
								As of current report	76,645,400	4,347,074,635

Shareholders' equity amount	0
Capital stock amount	36,399,135

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,673,253,326	2,636,854,191

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 8 2 - 4 6 0 9

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **SEPTEMBER 13, 2005**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	76,645,400	4,347,074,635
13/09/2009	02368	BUY	3,700	51.02	188,774	ACCIV	STOCK		76,649,100	4,347,070,935
13/09/2009	02369	BUY	10,000	51.10	511,000	ACCIV	STOCK		76,659,100	4,347,060,935
13/09/2009	02370	BUY	30,300	51.15	1,549,845	ACCIV	STOCK		76,689,400	4,347,030,635
13/09/2009	02371	BUY	1,800	51.16	92,088	ACCIV	STOCK		76,691,200	4,347,028,835
13/09/2009	02372	BUY	800	51.21	40,968	ACCIV	STOCK		76,692,000	4,347,028,035
13/09/2009	02373	BUY	12,900	51.24	660,996	ACCIV	STOCK		76,704,900	4,347,015,135
13/09/2009	02374	BUY	24,200	51.30	1,241,460	ACCIV	STOCK		76,729,100	4,346,990,935
13/09/2009	02375	BUY	15,000	51.32	769,800	ACCIV	STOCK		76,744,100	4,346,975,935
13/09/2009	02376	BUY	5,000	51.34	256,700	ACCIV	STOCK		76,749,100	4,346,970,935
13/09/2009	02377	BUY	92,700	51.35	4,760,145	ACCIV	STOCK		76,841,800	4,346,878,235
13/09/2009	02378	BUY	22,500	51.36	1,155,600	ACCIV	STOCK		76,864,300	4,346,855,735
13/09/2009	02379	BUY	95,200	51.40	4,893,280	ACCIV	STOCK		76,959,500	4,346,760,535
13/09/2009	02380	BUY	10,000	51.41	514,100	ACCIV	STOCK		76,969,500	4,346,750,535
13/09/2009	02381	BUY	15,000	51.45	771,750	ACCIV	STOCK		76,984,500	4,346,735,535
13/09/2009	02382	BUY	30,000	51.46	1,543,800	ACCIV	STOCK		77,014,500	4,346,705,535
13/09/2009	02383	BUY	60,000	51.47	3,088,200	ACCIV	STOCK		77,074,500	4,346,645,535
13/09/2009	02384	BUY	25,000	51.48	1,287,000	ACCIV	STOCK		77,099,500	4,346,620,535
13/09/2009	02385	BUY	2,200	51.49	113,278	ACCIV	STOCK		77,101,700	4,346,618,335
13/09/2009	02386	BUY	74,300	51.50	3,826,450	ACCIV	STOCK		77,176,000	4,346,544,035
13/09/2009	02387	BUY	100	51.54	5,154	ACCIV	STOCK		77,176,100	4,346,543,935
13/09/2009	02388	BUY	22,000	51.55	1,134,100	ACCIV	STOCK		77,198,100	4,346,521,935
13/09/2009	02389	BUY	5,000	51.58	257,900	ACCIV	STOCK		77,203,100	4,346,516,935
13/09/2009	02390	BUY	20,800	51.59	1,073,072	ACCIV	SOCIAL		77,223,900	4,346,496,135
13/09/2009	02391	BUY	8,500	51.65	439,025	ACCIV	SOCIAL		77,232,400	4,346,487,635
13/09/2009	02392	BUY	33,000	51.66	1,704,780	ACCIV	SOCIAL		77,265,400	4,346,454,635
13/09/2009	02393	BUY	20,000	51.67	1,033,400	ACCIV	SOCIAL		77,285,400	4,346,434,635
13/09/2009	02394	BUY	75,000	51.70	3,877,500	ACCIV	SOCIAL		77,360,400	4,346,359,635
13/09/2009	02395	BUY	30,000	51.72	1,551,600	ACCIV	SOCIAL		77,390,400	4,346,329,635
13/09/2009	02396	BUY	15,000	51.74	776,100	ACCIV	SOCIAL		77,405,400	4,346,314,635
13/09/2009	02397	BUY	15,000	51.75	776,250	ACCIV	SOCIAL		77,420,400	4,346,299,635
13/09/2009	02398	BUY	10,000	51.79	517,900	ACCIV	SOCIAL		77,430,400	4,346,289,635
								As of current report	77,430,400	4,346,289,635

Shareholders' equity amount	0
Capital stock amount	40,412,015

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,636,854,191	2,596,442,176

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
8 2 - 4 6 0 9

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **SEPTEMBER 27, 2005**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	77,430,400	4,346,289,635
27/09/2009	02399	BUY	119,400	52.10	6,220,740	ACCIV	STOCK		77,549,800	4,346,170,235
27/09/2009	02400	BUY	35,600	52.14	1,856,184	ACCIV	STOCK		77,585,400	4,346,134,635
27/09/2009	02401	BUY	4,700	52.15	245,105	ACCIV	STOCK		77,590,100	4,346,129,935
27/09/2009	02402	BUY	10,000	52.18	521,800	ACCIV	STOCK		77,600,100	4,346,119,935
27/09/2009	02403	BUY	20,000	52.19	1,043,800	ACCIV	STOCK		77,620,100	4,346,099,935
27/09/2009	02404	BUY	140,300	52.20	7,323,660	ACCIV	STOCK		77,760,400	4,345,959,635
27/09/2009	02405	BUY	62,000	52.23	3,238,260	ACCIV	STOCK		77,822,400	4,345,897,635
27/09/2009	02406	BUY	3,108,000	52.24	162,361,920	ACCIV	STOCK		80,930,400	4,342,789,635
								As of current report	80,930,400	4,342,789,635

Shareholders' equity amount	0
Capital stock amount	182,811,469

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,596,442,176	2,413,630,707

Issuer's Comments

WAL★MART
MEXICO

EMPRESA SOCIALMENTE RESPONSABLE

WALMEX

FREE TRANSLATION, NOT TO THE LETTER

WAL-MART DE MEXICO EXECUTIVE TO SPEAK AT CONFERENCE

Mexico City, September 2, 2005

Eduardo Solorzano, President and Chief Executive Officer, Wal-Mart de Mexico, S.A. de C.V. (WALMEX) is scheduled to make a presentation in New York City during the Goldman Sachs' Twelfth Annual Global Retailing Conference on September 7, 2005 at 10:30 a.m. ET. A live webcast will be available through the link provided in the Financial Information section of the Company's web site at http://www.walmartmexico.com.mx.

Information About the Company:

Corporate Affairs: Raul Argüelles, raul.arguelles@wal-mart.com, TEL. (52 55) 5387-9241
Investor Relations: Mariana Rodriguez, m.rodriguez@wal-mart.com, TEL. (52 55) 5283-0289

FILE N°
82-4609

WAL★MART
MEXICO

FREE TRANSLATION, NOT TO THE LETTER

PRESS RELEASE

Mexico City, September 26, 2005.

Wal-Mart de México (Walmex) and Super Chalita, S.A. de C.V. (Chalita), announce to the public in general, that after Chalitas' Board of Directors decision of focusing their commercial activities in the real estate sector, Walmex has agreed to lease Chalita five stores, three in the city of San Luis Potosi, and two more in the Matehuala municipality, to set up self-service stores that offer the assortment, quality, and the low prices that the San Luis Potosi society deserves, supporting the economic development of the State, promoting job creation and contributing to the development of regional suppliers.

Information about the Companies

Walmex:
Claudia Algorri Guzman, claudia.algorri@wal-mart.com
Tel. (55) 5283-0271

Super Chalita:
Lic. Claudio Nuñez, gabrielacanizares@nscasesores.com
Tel. (55) 5251-4399